                                                                        www.umc.com

Exhibit

Exhibit            Description

99.1                 Announcement on 2019/10/17: UMC will convene Q3 2019 Investor Conference

99.2                 Announcement on 2019/10/09: September Revenue

99.3                 Announcement on 2019/10/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

UMC will convene Q3 2019 Investor Conference

1. Date of the investor conference: 2019/10/30

2. Time of the investor conference: 17:00

3. Location of the investor conference: Online teleconference

4. Brief information disclosed in the investor conference: UMC Q3 2019 Financial and Operating Results

5. The presentation of the investor conference release:

It will be released after the investor conference

6. Will the presentation be released in the Company’s website:

Yes, please refer to the Company’s website at www.umc.com

7. Any other matters that need to be specified: None

Exhibit 99.2

United Microelectronics Corporation

October 9, 2019

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of September 2019.

1)	Sales volume (NT$ Thousand)

Period	Items	2019	2018	Changes	%
September	Net sales	10,826,223	11,855,805	(1,029,582)	(8.68)%
Year-to-Date	Net sales	106,352,583	115,735,370	(9,382,787)	(8.11)%

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC	7,742,500	7,837,500	20,166,420

Note : On March 6,2019, the board of directors resolved to lend funds to USC(Xiamen) for the amount up to US$ 250 million. The actual amount lent to USC(Xiamen) as of September 30, 2019 was US$ 40 million.

3)	Endorsements and guarantees (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC (Note1)	748,000	748,000	90,748,888
UMC (Note2)	14,772,690	14,953,950	90,748,888

Note1 : On December 12, 2018, the board of directors resolved to provide endorsement to Nexpower’s syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 748 million.

Note2 : On February 22, 2017, March 7, 2018, October 24, 2018 and July 24, 2019, the board of directors resolved to provide endorsement to USC(Xiamen)’s syndicated loan from banks for the amount up to US$ 477 million.

4)	Financial derivatives transactions :

aNot under hedging accounting : NT$ thousand

UMC

Financial instruments	Option		Forwards	IRS
	Put	Call
Deposit Paid	0	0	0	0
Royalty Income (Paid)	0	0	0	0
Unwritten-off Trading
Contracts	0	15,646,600	0	0
Fair Value	0	0	0	0
Net profit (loss) from Fair Value	0	0	(3,561)	0
Written-off Trading
Contracts	0	0	28,019,308	0
Realized profit (loss)	0	0	(21,925)	0

Exhibit 99.3

United Microelectronics Corporation

For the month of September, 2019

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of August 31, 2019	Number of shares as of September 30, 2019	Changes

President

President

Senior Vice President

Senior Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

SC Chien

Jason Wang

Ming Hsu

Lucas S Chang

Chitung Liu

Wenchi Ting

M C Lai

Jerry CJ Hu

Y S Shen

Steven S Liu

M L Liao

Eric Chen

TS Wu

S S Hong

G C Hung

Francia Hsu

Steven Hsu

Le Tien Jung

S F Tzou

Mindy Lin

Ji Fu Kung

Chih Chong Wang

Yau Kae Sheu

J Y Wu

Osbert Cheng

C P Yen

Pang Min Wang

Victor Chuang

Chuck Chen

6,094,648

6,600,000

373,000

--

2,440,217

450,000

626,863

145,000

75,000

--

2,640,809

350,000

109,809

166,406

600,791

90,000

250,000

250,000

1,279,108

627,925

250,741

90,000

250,000

250,191

250,938

352,645

178,126

124,671

268,201

6,994,648

8,400,000

1,123,000

450,000

2,890,217

900,000

1,076,863

595,000

525,000

450,000

3,090,809

800,000

559,809

616,406

1,050,791

510,000

550,000

550,000

1,579,108

927,925

550,741

340,000

550,000

550,191

550,938

652,645

298,126

244,671

388,201

900,000

1,800,000

750,000

450,000

450,000

450,000

450,000

450,000

450,000

450,000

450,000

450,000

450,000

450,000

450,000

420,000

300,000

300,000

300,000

300,000

300,000

250,000

300,000

300,000

300,000

300,000

120,000

120,000

120,000

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of August 31, 2019	Number of shares as of September 30, 2019	Changes
Vice Presiednt	M C Lai	626,000	1,076,000	450,000